# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BANC OF CALIFORNIA, INC., CIK 0001169770
CUSIP: 05990K106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 11611 San Vicente Boulevard, Suite 500, Los Angeles, California (CA), 90049
Date of event which requires filing of this statement: 02/02/2026
Filed by CIK 0001162870
Persons authorized to receive notices and communications: WP Clipper GG 14 L.P., 450 Lexington Avenue, New York, New York (NY), 10017, (212) 878-0600; WP Clipper FS II L.P., 450 Lexington Avenue, New York, New York (NY), 10017, (212) 878-0600; c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York (NY), 10017, (212) 878-0600

## Reporting persons
- WP Clipper GG 14 L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 5,167,683; sole dispositive power 0; shared dispositive power 5,167,683; aggregate amount beneficially owned 5,167,683 (3.43% of the class)
  Comment: Consists of 5,167,683 shares of common stock, par value $0.01 per share ("Common Stock") of Banc of California, Inc. (the "Issuer") directly held by WPGG14 Purchaser.
  
  Based on approximately 150,826,368 shares of Common Stock issued and outstanding as of October 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the "SEC") on November 10, 2025.
- WP Clipper FS II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,722,561; sole dispositive power 0; shared dispositive power 1,722,561; aggregate amount beneficially owned 1,722,561 (1.14% of the class)
  Comment: Consists of 1,722,561 shares of Common Stock of the Issuer directly held by WPFSII Purchaser.
  
  Based on approximately 150,826,368 shares of Common Stock issued and outstanding as of October 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 10, 2025.
- Warburg Pincus (Callisto) Global Growth 14 (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,452,274; sole dispositive power 0; shared dispositive power 1,452,274; aggregate amount beneficially owned 1,452,274 (0.96% of the class)
  Comment: Based on approximately 150,826,368 shares of Common Stock issued and outstanding as of October 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 10, 2025.
- Warburg Pincus (Europa) Global Growth 14 (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 778,925; sole dispositive power 0; shared dispositive power 778,925; aggregate amount beneficially owned 778,925 (0.52% of the class)
  Comment: Based on approximately 150,826,368 shares of Common Stock issued and outstanding as of October 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 10, 2025.
- Warburg Pincus Global Growth 14-B (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,485,760; sole dispositive power 0; shared dispositive power 1,485,760; aggregate amount beneficially owned 1,485,760 (0.99% of the class)
  Comment: Based on approximately 150,826,368 shares of Common Stock issued and outstanding as of October 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 10, 2025.
- Warburg Pincus Global Growth 14-E (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 626,685; sole dispositive power 0; shared dispositive power 626,685; aggregate amount beneficially owned 626,685 (0.42% of the class)
  Comment: Based on approximately 150,826,368 shares of Common Stock issued and outstanding as of October 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 10, 2025.
- Warburg Pincus Global Growth 14 Partners (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 582,088; sole dispositive power 0; shared dispositive power 582,088; aggregate amount beneficially owned 582,088 (0.39% of the class)
  Comment: Based on approximately 150,826,368 shares of Common Stock issued and outstanding as of October 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 10, 2025.
- WP Global Growth 14 Partners (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 241,951; sole dispositive power 0; shared dispositive power 241,951; aggregate amount beneficially owned 241,951 (0.16% of the class)
  Comment: Based on approximately 150,826,368 shares of Common Stock issued and outstanding as of October 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 10, 2025.
- Warburg Pincus Financial Sector II (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,442,042; sole dispositive power 0; shared dispositive power 1,442,042; aggregate amount beneficially owned 1,442,042 (0.96% of the class)
  Comment: Based on approximately 150,826,368 shares of Common Stock issued and outstanding as of October 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 10, 2025.
- Warburg Pincus Financial Sector II-E (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 135,789; sole dispositive power 0; shared dispositive power 135,789; aggregate amount beneficially owned 135,789 (0.09% of the class)
  Comment: Based on approximately 150,826,368 shares of Common Stock issued and outstanding as of October 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 10, 2025.
- Warburg Pincus Financial Sector II Partners (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 144,730; sole dispositive power 0; shared dispositive power 144,730; aggregate amount beneficially owned 144,730 (0.1% of the class)
  Comment: Based on approximately 150,826,368 shares of Common Stock issued and outstanding as of October 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 10, 2025.
- Warburg Pincus (Cayman) Global Growth 14 GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 5,167,683; sole dispositive power 0; shared dispositive power 5,167,683; aggregate amount beneficially owned 5,167,683 (3.43% of the class)
  Comment: Based on approximately 150,826,368 shares of Common Stock issued and outstanding as of October 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 10, 2025.
- Warburg Pincus (Cayman) Global Growth 14 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,167,683; sole dispositive power 0; shared dispositive power 5,167,683; aggregate amount beneficially owned 5,167,683 (3.43% of the class)
  Comment: Based on approximately 150,826,368 shares of Common Stock issued and outstanding as of October 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 10, 2025.
- Warburg Pincus (Cayman) Financial Sector II GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,722,561; sole dispositive power 0; shared dispositive power 1,722,561; aggregate amount beneficially owned 1,722,561 (1.14% of the class)
  Comment: Based on approximately 150,826,368 shares of Common Stock issued and outstanding as of October 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 10, 2025.
- Warburg Pincus (Cayman) Financial Sector II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,722,561; sole dispositive power 0; shared dispositive power 1,722,561; aggregate amount beneficially owned 1,722,561 (1.14% of the class)
  Comment: Based on approximately 150,826,368 shares of Common Stock issued and outstanding as of October 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 10, 2025.
- Warburg Pincus Partners II (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 6,890,244; sole dispositive power 0; shared dispositive power 6,890,244; aggregate amount beneficially owned 6,890,244 (4.57% of the class)
  Comment: Based on approximately 150,826,368 shares of Common Stock issued and outstanding as of October 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 10, 2025.
- Warburg Pincus (Bermuda) Private Equity GP Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 6,890,244; sole dispositive power 0; shared dispositive power 6,890,244; aggregate amount beneficially owned 6,890,244 (4.57% of the class)
  Comment: Based on approximately 150,826,368 shares of Common Stock issued and outstanding as of October 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 10, 2025.
- Warburg Pincus LLC (CIK 0001162870): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 6,890,244; sole dispositive power 0; shared dispositive power 6,890,244; aggregate amount beneficially owned 6,890,244 (4.57% of the class)
  Comment: Based on approximately 150,826,368 shares of Common Stock issued and outstanding as of October 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: BANC OF CALIFORNIA, INC.
Address of issuer's principal executive offices: 11611 San Vicente Boulevard, Suite 500, Los Angeles, California (CA), 90049
Comment:
This Amendment No. 2 (this "Amendment No. 2") to the statement of beneficial ownership on Schedule 13D amends and supplements the statement of beneficial ownership on Schedule 13D filed by the Reporting Persons on December 1, 2023, as amended by Amendment No. 1 thereto filed by the Reporting Persons on August 1, 2024 (as so amended, the "Original Schedule 13D," and as further amended by this Amendment No. 2, the "Schedule 13D"). Except as amended in this Amendment No. 2, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used in this Amendment No. 2 as so defined in the Original Schedule 13D, unless otherwise defined in this Amendment No. 2.

Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. The beneficial ownership reported herein has been rounded to the nearest whole share, as applicable, unless otherwise specified.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On February 2, 2026, WP Clipper GG 14 L.P. sold 5,668,452 shares of Common Stock of the Issuer in a sale pursuant to Rule 144 under the Securities Act of 1933, as amended.

On February 2, 2026, WP Clipper FS II L.P. sold 1,889,484 shares of Common Stock of the Issuer in a sale pursuant to Rule 144 under the Securities Act of 1933, as amended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

Calculations of the percentage of shares of Common Stock beneficially owned are based on a total of approximately 150,826,368 shares of Common Stock issued and outstanding as of October 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 10, 2025.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this statement and are incorporated herein by reference.

As of the date hereof, WPGG14 Purchaser directly holds 5,167,683 shares of Common Stock and WPFSII Purchaser directly holds 1,722,561 shares of Common Stock, collectively representing approximately 4.57% of the outstanding shares of Common Stock. Such amounts do not include shares of Common Stock acquirable upon exchange of non-voting, common equivalent stock of the Issuer (the "NVCE Stock") (including shares of NVCE Stock for which the Warrants (as defined herein) may be exercised) directly held by WPGG14 Purchaser or by WPFSII Purchaser, which are not exchangeable within 60 days and are subject to the receipt of required regulatory approvals, as described in Item 4 hereof.

WPGG14 Purchaser is controlled by the WP Global Growth 14 Funds; WPFSII Purchaser is controlled by the WP Financial Sector II Funds; WPGG Cayman 14 GP is the general partner of each of the WP Global Growth 14 Funds; WPGG Cayman 14 GP LLC is the general partner of WPGG Cayman 14 GP; WPFS Cayman II GP is the general partner of each of the WP Financial Sector II Funds; WPFS Cayman II GP LLC is the general partner of WPFS Cayman II GP; WPP II Cayman is the managing member of WPGG Cayman 14 GP LLC and WPFS Cayman II GP LLC; WP Bermuda GP is the general partner of WPP II Cayman; and WP LLC is the manager of the WP Global Growth 14 Funds and WP Financial Sector II Funds. Investment and voting decisions with respect to the shares of Common Stock held by the Reporting Persons are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the shares of Common Stock held by the Reporting Persons.

Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Person (except for WP Clipper GG 14 L.P., the WP Global Growth 14 Funds, WP Clipper FS II L.P. and WP Financial Sector II Funds to the extent set forth herein) is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Amendment No. 2 is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

Except as set forth in this Amendment No. 2, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule A attached to the Original Schedule 13D, has effected any transaction in shares of Common Stock in the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

As a result of the transactions reported herein, the Reporting Persons ceased to be the beneficial owners of 5% or more of the Issuer's shares of Common Stock.

## Signatures
- WP Clipper GG 14 L.P.: /s/ Shari Tepper, Shari Tepper / Authorized Signatory (02/04/2026)
- WP Clipper FS II L.P.: /s/ Shari Tepper, Shari Tepper / Authorized Signatory (02/04/2026)
- Warburg Pincus (Callisto) Global Growth 14 (Cayman), L.P.: /s/ Shari Tepper, Shari Tepper / Authorized Signatory (02/04/2026)
- Warburg Pincus (Europa) Global Growth 14 (Cayman), L.P.: /s/ Shari Tepper, Shari Tepper / Authorized Signatory (02/04/2026)
- Warburg Pincus Global Growth 14-B (Cayman), L.P.: /s/ Shari Tepper, Shari Tepper / Authorized Signatory (02/04/2026)
- Warburg Pincus Global Growth 14-E (Cayman), L.P.: /s/ Shari Tepper, Shari Tepper / Authorized Signatory (02/04/2026)
- Warburg Pincus Global Growth 14 Partners (Cayman), L.P.: /s/ Shari Tepper, Shari Tepper / Authorized Signatory (02/04/2026)
- WP Global Growth 14 Partners (Cayman), L.P.: /s/ Shari Tepper, Shari Tepper / Authorized Signatory (02/04/2026)
- Warburg Pincus Financial Sector II (Cayman), L.P.: /s/ Shari Tepper, Shari Tepper / Authorized Signatory (02/04/2026)
- Warburg Pincus Financial Sector II-E (Cayman), L.P.: /s/ Shari Tepper, Shari Tepper / Authorized Signatory (02/04/2026)
- Warburg Pincus Financial Sector II Partners (Cayman), L.P.: /s/ Shari Tepper, Shari Tepper / Authorized Signatory (02/04/2026)
- Warburg Pincus (Cayman) Global Growth 14 GP, L.P.: /s/ Shari Tepper, Shari Tepper / Authorized Signatory (02/04/2026)
- Warburg Pincus (Cayman) Global Growth 14 GP LLC: /s/ Shari Tepper, Shari Tepper / Authorized Signatory (02/04/2026)
- Warburg Pincus (Cayman) Financial Sector II GP, L.P.: /s/ Shari Tepper, Shari Tepper / Authorized Signatory (02/04/2026)
- Warburg Pincus (Cayman) Financial Sector II GP LLC: /s/ Shari Tepper, Shari Tepper / Authorized Signatory (02/04/2026)
- Warburg Pincus Partners II (Cayman), L.P.: /s/ Shari Tepper, Shari Tepper / Authorized Signatory (02/04/2026)
- Warburg Pincus (Bermuda) Private Equity GP Ltd.: /s/ Shari Tepper, Shari Tepper / Authorized Signatory (02/04/2026)
- Warburg Pincus LLC: /s/ Shari Tepper, Shari Tepper / Authorized Signatory (02/04/2026)
Comment: WARBURG PINCUS (CALLISTO) GLOBAL GROWTH 14 (CAYMAN), L.P. By: Warburg Pincus (Cayman) Global Growth 14, GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

WARBURG PINCUS (EUROPA) GLOBAL GROWTH 14 (CAYMAN), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

WARBURG PINCUS GLOBAL GROWTH 14-B (CAYMAN), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

WARBURG PINCUS GLOBAL GROWTH 14-E (CAYMAN), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

WARBURG PINCUS GLOBAL GROWTH 14 PARTNERS (CAYMAN), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

WP GLOBAL GROWTH 14 PARTNERS (CAYMAN), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

WARBURG PINCUS FINANCIAL SECTOR II (CAYMAN), L.P. By: Warburg Pincus (Cayman) Financial Sector II GP, L.P., its general partner By: Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

WARBURG PINCUS FINANCIAL SECTOR II-E (CAYMAN), L.P. By: Warburg Pincus (Cayman) Financial Sector II GP, L.P., its general partner By: Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

WARBURG PINCUS FINANCIAL SECTOR II PARTNERS (CAYMAN), L.P. By: Warburg Pincus (Cayman) Financial Sector II GP, L.P., its general partner By: Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

WARBURG PINCUS (CAYMAN) GLOBAL GROWTH 14 GP, L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

WARBURG PINCUS (CAYMAN) GLOBAL GROWTH 14 GP LLC By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

WARBURG PINCUS (CAYMAN) FINANCIAL SECTOR II GP, L.P. By: Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

WARBURG PINCUS (CAYMAN) FINANCIAL SECTOR II GP LLC By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

WARBURG PINCUS PARTNERS II (CAYMAN), L.P. By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner